UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Freeline Therapeutics Holdings plc

(Name of Issuer)

American Depositary Shares and Ordinary Shares, nominal value £0.00001 per share

(Title of Class of Securities)

G3664N 103

(CUSIP Number)

Alasdair Moodie, General Counsel

Syncona Investment Management Limited

2nd Floor, 8 Bloomsbury Street

London WC1B 3SR, United Kingdom

020 3981 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 1 of 10

1	NAMES OF REPORTING PERSON Syncona Portfolio Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,132(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,132(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,132 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Does not include the number of ADSs issuable upon conversion of the Convertible Loan Notes (as defined in Item 4 below) held by Syncona Portfolio Limited, as the holder does not have the right to acquire the ADSs within 60 days. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 2 to Schedule 13D are calculated based on 65,369,417 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 15, 2023.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 2 of 10

1	NAMES OF REPORTING PERSON Syncona Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,132(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,132(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,132(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Does not include the number of ADSs issuable upon conversion of the Convertible Loan Notes (as defined in Item 4 below) held by Syncona Portfolio Limited, as the holder does not have the right to acquire the ADSs within 60 days. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 2 to Schedule 13D are calculated based on 65,369,417 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 15, 2023.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 3 of 10

1	NAMES OF REPORTING PERSON Syncona Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,132(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,132(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,132(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Does not include the number of ADSs issuable upon conversion of the Convertible Loan Notes (as defined in Item 4 below) held by Syncona Portfolio Limited, as the holder does not have the right to acquire the ADSs within 60 days. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 2 to Schedule 13D are calculated based on 65,369,417 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 15, 2023.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 4 of 10

1	NAMES OF REPORTING PERSON Syncona Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,132(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,132(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,132(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Does not include the number of ADSs issuable upon conversion of the Convertible Loan Notes (as defined in Item 4 below) held by Syncona Portfolio Limited, as the holder does not have the right to acquire the ADSs within 60 days. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 2 to Schedule 13D are calculated based on 65,369,417 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 15, 2023.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 5 of 10

1	NAMES OF REPORTING PERSON Roel Bulthuis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,132(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,132(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,132(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Does not include the number of ADSs issuable upon conversion of the Convertible Loan Notes (as defined in Item 4 below) held by Syncona Portfolio Limited, as the holder does not have the right to acquire the ADSs within 60 days. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 2 to Schedule 13D are calculated based on 65,369,417 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 15, 2023.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 6 of 10

1	NAMES OF REPORTING PERSON Chris Hollowood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,132(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,132(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,132(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Does not include the number of ADSs issuable upon conversion of the Convertible Loan Notes (as defined in Item 4 below) held by Syncona Portfolio Limited, as the holder does not have the right to acquire the ADSs within 60 days. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 2 to Schedule 13D are calculated based on 65,369,417 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 15, 2023.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 7 of 10

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on March 25, 2022, as amended by Amendment No. 1 filed with the SEC on October 18, 2023 (the “Schedule 13D”) and is being filed by Syncona Portfolio Limited (“Syncona”), Syncona Holdings Limited, Syncona Limited, Syncona Investment Management Limited, Roel Bulthuis and Chris Hollowood (collectively, the “Reporting Persons”) with respect to the share capital of Freeline Therapeutics Holdings plc (the “Issuer”). This Amendment No. 2 also reflects the addition of Roel Bulthuis as a new Reporting Person. On November 16, 2023, Roel Bulthuis replaced Martin Murphy on the investment committee of Syncona Investment Management Limited.

Information and defined terms reported in the Schedule 13D remain in effect except to the extent they are amended or superseded by information or defined terms contained in this Amendment No. 2.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a) Investment and voting decisions with respect to the securities are made by Syncona, acting upon the recommendation of Roel Bulthuis and Chris Hollowood, who comprise the investment committee of Syncona Investment Management Limited, a subsidiary of Syncona Holdings Limited.

(b) The address of Roel Bulthuis is 2nd Floor, 8 Bloomsbury Street, London WC1B 3SR, United Kingdom.

(c) Roel Bulthuis is a managing partner of Syncona Investment Management Limited and serves on the investment committee of Syncona Investment Management Limited.

(d)-(e) During the last five years, Roel Bulthuis has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Roel Bulthuis’ citizenship is United Kingdom.

Item 2 is further amended by deleting the information relating to Martin Murphy.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Implementation Agreement

On November 22, 2023, the Issuer entered into an Implementation Agreement (the “Implementation Agreement”) with Bidco 1354 Limited (“Bidco”), a wholly owned subsidiary of Syncona. Pursuant to the terms of the Implementation Agreement, Bidco has agreed to acquire the entire issued and to be issued share capital of the Issuer (the “Issuer Shares”) for $6.50 in cash per ADS (the “Consideration”), excluding any treasury shares, any Issuer Shares held by Syncona or its affiliates, and certain pre-initial public offering equity awards forfeited upon the termination of the holder’s employment (collectively, the “Excluded Shares”). Under the terms of the Implementation Agreement, the proposed acquisition (the “Acquisition”) would be implemented by means of a scheme of arrangement to be undertaken by the Issuer pursuant to Part 26 of the UK Companies Act 2006 (the “Scheme”). Bidco reserves the right under the Implementation Agreement to effect the Acquisition by way of a takeover offer after consultation with the special committee of independent directors of the Issuer (the “Special Committee”).

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 8 of 10

The Scheme involves an application by the Issuer to the High Court of Justice in England and Wales (the “Court”) to sanction the Scheme, pursuant to which the issued and outstanding Issuer Shares that are not the Excluded Shares (the “Scheme Shares”), will be transferred to Bidco, in consideration for which holders of Scheme Shares will receive the Consideration. The transfer of the Scheme Shares to Bidco, provided for in the Scheme, will result in the entire issued and to be issued share capital of the Issuer (other than the Excluded Shares) being held by Bidco.

The Scheme will apply to any Issuer Shares which are acquired and held by (or on behalf of) participants of the Issuer’s equity incentive plans as at the Scheme record time. Pursuant to the terms of the Implementation Agreement, Bidco and the Issuer have agreed that the vesting of all outstanding equity awards (the “Awards”) which are outstanding immediately before the date the Court sanctions the Scheme will be accelerated in full, save that any Award granted in the form of an option which has a per Issuer Share exercise price which is equal to or exceeds the per Issuer Share consideration payable under the terms of the Scheme will be cancelled for no consideration.

The completion of the proposed Acquisition is subject to the satisfaction or waiver of certain conditions, including, among other things: (1) the absence of any law or order by any governmental authority enjoining, preventing, restraining, prohibiting or otherwise making illegal the proposed acquisition, including the National Security and Investment Act 2021; (2) the accuracy of the Issuer’s representations and warranties under the Implementation Agreement (subject to a material adverse effect standard in certain cases); (3) the absence of a Issuer material adverse effect; and (4) the Issuer’s compliance with its obligations under the Implementation Agreement.

The proposed Acquisition is also subject to, among other things: approval by a majority in number of holders of Scheme Shares representing at least 75% in value of the Scheme Shares (the “Issuer Shareholders”), present, entitled to vote and voting (in person or by proxy) at the meeting to be convened by order of the Court in order for the Issuer Shareholders to consider, and if thought fit, to approve, the Scheme (the “Court Meeting”); the passing of all resolutions necessary to approve and implement the Scheme by the requisite majority at the general meeting to be convened for Issuer Shareholders to consider, and if thought fit approve, certain matters in connection with the Scheme and the proposed Acquisition; and the sanctioning of the Scheme by the Court. Syncona will not be entitled to vote at the Court Meeting.

In addition, if the Scheme does not become effective by 11:59 p.m. on the Long Stop Date (as defined in the Implementation Agreement), the Acquisition will lapse and either party will be entitled to terminate the Implementation Agreement. The Implementation Agreement also contains certain other termination rights for each of the Issuer and Bidco.

The Implementation Agreement contains certain customary representations, warranties and covenants, including, among others, covenants with respect to the conduct of the Issuer’s business prior to completion of the Acquisition.

The Implementation Agreement contains certain termination rights for each of the Issuer and Bidco. Under specified circumstances, the Issuer is permitted to terminate the Implementation Agreement to accept a superior proposal (generally defined as a proposal for 80% or more of the voting power and economic rights or all or substantially all of the Issuer’s assets, which proposal the Special Committee has determined, in good faith, after consultation with its outside counsel and financial advisors: (i) would be a superior proposal to the Acquisition; and (ii) that it would be in breach of its fiduciary duties or would otherwise violate its obligations under the UK Companies Act 2006 if it failed to pursue, engage in or otherwise participate in discussions or negotiations with respect to such proposal).

Secured Convertible Loan Note Certificate and Security Agreement

On November 22, 2023, the Issuer issued U.S.$10,000,000 in aggregate principal amount of fixed rate convertible loan notes due 2024 (the “Convertible Loan Notes”) to Syncona. On completion of certain business and Acquisition related milestones, the Issuer will issue an additional U.S.$5,000,000 in aggregate principal amount of Convertible Loan Notes. The proceeds of the Convertible Loan Notes will be used for working capital to continue its GALILEO-1 clinical trial for FLT201 in Gaucher disease, prepare for a potential registrational trial, advance its GBA1-linked Parkinson’s disease research program, and for general corporate purposes.

The Convertible Loan Notes are governed by a Secured Convertible Loan Note Certificate, dated November 22, 2023 (the “Secured Convertible Loan Note Certificate”), and are secured pursuant to a Security Agreement dated November 22, 2023 (the “Security Agreement”), granted by the Issuer and certain of its subsidiaries.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 9 of 10

The Convertible Loan Notes will bear interest on a daily basis at a rate of 12% per annum. Interest on the Convertible Loan Notes will be capitalized monthly in arrears. Upon repayment or conversion, a premium of 10% of the principal outstanding (excluding capitalized interest) will be added to the loan balance. It is expected that the Convertible Loan Notes will mature on November 20, 2024 (the “Maturity Date”), subject to earlier conversion or repayment.

The Convertible Loan Notes are convertible at the option of the holder during the period starting on the earlier to occur of May 22, 2024 and the date of termination of the Implementation Agreement and ending on the Maturity Date into ADSs on and subject to certain conditions. If at any time following the issuance of the Convertible Loan Notes and prior to the Maturity Date either a Qualified Equity Financing or a Matching Right Financing (each as defined in the Secured Convertible Loan Note Certificate) shall occur, the Repayment Amount (as defined in the Secured Convertible Loan Note Certificate) in respect of all of the Convertible Loan Notes shall be mandatorily converted into ADSs. In each case the Convertible Loan Notes will be converted into ADSs at the conversion price of U.S.$6.50, subject to reduction or adjustment in accordance with the terms of the Secured Convertible Loan Note Certificate (the “Conversion Price”).

Under the Security Agreement, the Issuer and certain of its subsidiaries provide fixed and floating charges over all of their assets (and assign certain assets) to Syncona to secure the Issuer’s obligations under the Convertible Loan Notes. If the Issuer breaches its obligations under the Convertible Loan Notes, subject in various cases to certain cure rights, Syncona would be entitled to enforce the Security Agreement and dispose of the secured assets in order to discharge the amount owed to under the Convertible Loan Notes.

The foregoing descriptions of the Implementation Agreement, the Secured Convertible Loan Note Certificate and the Security Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of such agreements, which are attached as Exhibits 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference.

Except as set forth in this Amendment No. 2 and in connection with the Acquisition described above, the Reporting Persons and Bidco have no plan or proposal that relates to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated by reference into this Item 5.

See Items 11 and 13 of the cover pages to this Amendment No. 2 for the aggregate number and percentage of ordinary shares and ADSs that are beneficially owned by each Reporting Person as of the date hereof. See Items 7 through 10 of the cover pages to this Amendment No. 2 for the number of ordinary shares and ADSs that are beneficially owned by each Reporting Person as of the date hereof as to whether there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Martin Murphy no longer beneficially owns the securities of the Issuer. On November 16, 2023, Roel Bulthuis replaced Martin Murphy on the investment committee of Syncona Investment Management Limited.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 10 of 10

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.3	Implementation Agreement, dated as of November 22, 2023, between Freeline Therapeutics Holdings plc and Bidco 1354 Limited (Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Issuer has agreed to furnish supplementally a copy of any omitted schedules to the U.S. Securities and Exchange Commission upon request) (Portions of this exhibit have been redacted because it (i) is not material and (ii) the Issuer customarily and actually treats that information as private or confidential) (Incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer on November 22, 2023 (File No. 001-39431)).

Exhibit 99.4	Secured Convertible Loan Note Certificate, dated as of November 22, 2023, issued by Freeline Therapeutics Holdings plc to Syncona Portfolio Limited (Portions of this exhibit have been redacted because it (i) is not material and (ii) the Issuer customarily and actually treats that information as private or confidential) (Incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer on November 22, 2023 (File No. 001-39431)).

Exhibit 99.5	Security Agreement, dated as of November 22, 2023, among Freeline Therapeutics Holdings plc, Freeline Holdings (UK) Limited, Freeline Therapeutics Limited and Syncona Portfolio Limited (Incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer on November 22, 2023 (File No. 001-39431)).

Exhibit 99.6	Joint Filing Statement, dated November 24, 2023.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2023

SYNCONA PORTFOLIO LIMITED

By:	/s/ Rob Hutchinson
Name:	Rob Hutchinson
Title:	Director

SYNCONA HOLDINGS LIMITED

By:	/s/ Rob Hutchinson
Name:	Rob Hutchinson
Title:	Director

SYNCONA INVESTMENT MANAGEMENT LIMITED

By:	/s/ Chris Hollowood
Name:	Chris Hollowood
Title:	CEO

SYNCONA LIMITED

By:	/s/ Rob Hutchinson
Name:	Rob Hutchinson
Title:	Director

/s/ Roel Bulthuis
Roel Bulthuis

/s/ Chris Hollowood
Chris Hollowood